FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                                May 21, 2002


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)
                              1 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  N/A
                                              -----

Attached hereto and incorporated by reference herein is Registrant's Immediate Press Release as follows:

                     (i) Release, dated May 16, 2002, entitled "Carrier Services Unit of Deutsche Telekom Expands VocalTec-Driven VoIP Network Order for Additional Equipment."


                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)

                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer

Dated: May 21, 2002






   Carrier Services Unit of Deutsche Telekom Expands VocalTec-Driven VoIP
                   Network Order for Additional Equipment
                  Addresses Increased Demand from Carriers

FORT LEE, N.J.--(BUSINESS WIRE)--May 16, 2002--VocalTec Communications Ltd. (Nasdaq: VOCL - News; VocalTec), a leading telecom equipment provider of packet voice solutions for carriers and service providers, today announced that it has finalized a $4 million deal for equipment and maintenance services with the International Carrier Sales and Services (ICSS) division of T-Systems, a unit of Deutsche Telekom AG.

The additional equipment will be used to expand ICSS' existing
VocalTec-driven carrier-grade VoIP network for wholesale international services. ICSS' network provides carriers with global coverage, full SS7 interconnectivity and guaranteed network quality and reliability.

"We are pleased to be supporting T-Systems ICSS' successful business operations," stated Dr. Elon Ganor, CEO and Chairman at VocalTec. "This expansion project is an indication of the rapid growth in demand for international VoIP-based connectivity."

About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider of packet voice solutions for carriers and service providers. As an innovator and provider of Internet telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC and NTT Communications, our multi-service solutions are commercially deployed in more than 100 countries, powering 20 percent of the world's revenue-generating international VoIP minutes.

VocalTec offers field-proven network services solutions including international and national long distance calling, exchange carrier services and trunk replacement, as well as global hosted services including voice VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies.

Learn more about our products and solutions at www.vocaltec.com.


NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new i

Contact
---------------------------------
Ingrid Simunic, PhD.
Senior Manager of Marketing Services

VocalTec Communications Inc., USA
Direct +201 228 7035
Fax    +201 363 8986